Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
General
Maplebear Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our commokon stock, $0.0001 par value per share. References herein to the terms the “company,” “we,” “our,” and “us” refer to Maplebear Inc. and its subsidiaries.
The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, the investors’ rights agreement, and relevant provisions of Delaware General Corporation Law. The descriptions herein do not purport to be complete and are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, certificate of designation for our outstanding preferred stock, and investors’ rights agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, and are incorporated by reference herein, as well as the relevant provisions of Delaware General Corporation Law. We encourage you to read our amended and restated certificate of incorporation, amended and restated bylaws, certificate of designation for our outstanding preferred stock, and investors’ rights agreement, and the applicable provisions of the Delaware General Corporation Law for more information.
Our amended and restated certificate of incorporation provides for common stock, and it authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of the following shares, all with a par value of $0.0001 per share:
•2,000,000,000 shares of common stock; and
•30,000,000 shares of preferred stock, of which 5,833,333 shares are designated as Series A Preferred Stock (as described below).

Common Stock
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.
Our amended and restated certificate of incorporation provides that the number of authorized shares of preferred stock or common stock may be increased or decreased (but not below the number of shares of preferred stock or common stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting power of all of our outstanding common stock, voting together as a single class, subject to certain approval rights of holders of our Series A Preferred Stock described below under “—Series A Preferred Stock.”
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.
Other Matters
Our common stock has no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There are no redemption or sinking fund provisions applicable to our common stock.
Series A Preferred Stock
Our Series A redeemable convertible preferred stock (the “Series A Preferred Stock”) is issued pursuant to and has the rights, designations, and preferences, and the qualifications, limitations, and restrictions, set forth in the Certificate of

Designation for the Series A Preferred Stock. The Series A Preferred stock was originally issued, and the Certificate of Designations was filed with the Secretary of State of the State of Delaware on September 21, 2023.
Seniority; Liquidation Preference
The Series A Preferred Stock, with respect to distribution rights upon the liquidation, winding-up or dissolution of our company ranks (i) senior and in priority of payment to our common stock, (ii) on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock, and (iii) junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the Stated Value (as defined below) plus the Minimum Return Amount (as defined below) as of the date of the liquidating payment, and (ii) the amount of cash or other securities or assets that the holder or holders of the Series A Preferred Stock (the “Preferred Stock Investor”) would be entitled to receive on an as-converted to common stock basis based on the then-applicable Conversion Ratio (as defined in the section titled “—Conversion” below) on the date of such liquidation, winding-up or dissolution. Such liquidation, winding-up or dissolution amounts would be paid out of our assets legally available for distribution to our stockholders, after satisfaction of debt and other liabilities owed to our creditors and holders of shares of any senior securities and before any payment or distribution is made to holders of any junior securities, including, without limitation, our common stock.
The “Stated Value” for the Series A Preferred Stock means the original issue price of the Series A Preferred Stock, and the “Minimum Return Amount” for the Series A Preferred Stock on a given date means a dollar value equal to 5.0% applied to the Stated Value, automatically accruing daily and compounding on each anniversary of the issue date, through such date.
Conversion
From and after September 21, 2030, the seventh anniversary of the issue date of the Series A Preferred Stock, at any time when the 10-Day VWAP (as defined below) exceeds the conversion price of the Series A Preferred Stock, all outstanding shares of Series A Preferred Stock will automatically convert into a number of shares of our common stock equal to the Conversion Ratio on such date plus, if there is a Conversion Shortfall (as defined below), such additional number of shares of Common Stock that, when multiplied by the 10-Day VWAP immediately prior to such date, equals the Conversion Shortfall.
In addition, on September 21, 2026, the third anniversary of the issue date of the Series A Preferred Stock, if the 10-Day VWAP immediately prior to such date exceeds the conversion price of the Series A Preferred Stock, the Preferred Stock Investor will have the option to convert all outstanding shares of Series A Preferred Stock at the Conversion Ratio on such date plus, if there is a Conversion Shortfall, such additional number of shares of Common Stock that, when multiplied by the 10-Day VWAP immediately prior to September 21, 2026, equals the Conversion Shortfall.
The “10-Day VWAP” means the average of the volume-weighted average price per share of common stock for each of the 10 consecutive trading days ending on, and including, the trading day immediately before the date of determination.
The “Conversion Ratio” for the Series A Preferred Stock means a number of shares of common stock equal to the quotient of the Stated Value divided by the conversion price. The Conversion Ratio is not subject to adjustment, except for any cash dividends on our common stock (subject to certain exceptions) as well as stock splits, stock dividends, recapitalizations, reorganizations, and similar corporate actions.
The “Conversion Shortfall” for the Series A Preferred Stock on any conversion date means the absolute dollar value by which the product of the Conversion Ratio and the 10-Day VWAP for an applicable conversion is less than the Stated Value plus the Minimum Return Amount on such date.
Redemption
At any time from and after September 21, 2030, the seventh anniversary of the issue date of the Series A Preferred Stock, if the 10-Day VWAP does not exceed the conversion price, we have the right to redeem all, but not less than all, outstanding shares of Series A Preferred Stock at the Stated Value plus the Minimum Return Amount on such redemption date.

On each of September 21, 2026 (only if the 10-Day VWAP immediately prior to such date does not exceed the conversion price), September 21, 2030, September 21, 2033 and September 21, 2036, the third, seventh, tenth and thirteenth anniversaries of the issue date, respectively, the Preferred Stock Investor has the right to require us to redeem all, but not less than all, outstanding shares of Series A Preferred Stock at the Stated Value plus the Minimum Return Amount on such redemption date.
Upon a change of control of our company, we will redeem all, but not less than all, outstanding shares of Series A Preferred Stock for an amount equal to the greater of (i) the Stated Value plus the Minimum Return Amount on the date of the change of control and (ii) the amount of cash or other transaction consideration that the Preferred Stock Investor would be entitled to receive on an as-converted to common stock basis based on the then-applicable Conversion Ratio (for which the 10-Day VWAP equals the purchase price or transaction consideration per share of common stock in the change of control transaction).
In addition, upon the occurrence of certain regulatory events or strategic actions by us or the Preferred Stock Investor, we or the Preferred Stock Investor, as applicable, have the right to elect to redeem all, but not less than all, outstanding shares of Series A Preferred Stock at the Stated Value plus the applicable Minimum Return Amount (in case the 10-Day VWAP immediately prior to the date of notice of the election of such right does not exceed the conversion price) or convert all, but not less than all, outstanding shares of Series A Preferred Stock into a number of shares of our common stock equal to the Conversion Ratio on such date of notice plus, if there is a Conversion Shortfall, such additional number of shares of Common Stock that, when multiplied by the 10-Day VWAP immediately prior to such date of notice, equals the Conversion Shortfall (in case the 10-Day VWAP immediately prior to such date of notice exceeds the conversion price).
Voting Rights; Transfers
The Preferred Stock Investor may not transfer, directly or indirectly, any shares of Series A Preferred Stock, other than (i) any transfer to us pursuant to the Certificate of Designation, (ii) any transfer to a domestic, majority-controlled affiliate of the Preferred Stock Investor, (iii) a transfer following our failure to redeem shares of Series A Preferred Stock in accordance with the Certificate of Designation, or (iv) any transfer following the prior approval by our board of directors or an authorized officer. The Series A Preferred Stock confers no voting rights on the Preferred Stock Investor, except (i) as required by applicable law and (ii) approval as a separate class with respect to (A) matters that adversely change the powers, preferences, privileges, rights or restrictions provided for the benefit of the Series A Preferred Stock, including the authorization or issuance of equity securities that would rank senior to or pari passu with the Series A Preferred Stock (other than, in certain cases, shares of a new series of preferred stock with substantially similar terms as the Series A Preferred Stock) and (B) any cash dividends payable on other classes or series of our capital stock in excess of a 5.0% annual dividend yield.
Registration Rights
The investors’ rights agreement to which we are party provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our capital stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”), when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.
The demand, piggyback, and Form S-3 registration rights described below will expire the earlier of September 21, 2028, or with respect to any particular stockholder, such time that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.
Demand Registration Rights
Certain holders of our common stock are entitled to certain demand registration rights. These holders may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least 40% of such shares or such lesser amount as would have an anticipated aggregate offering price, net of selling expenses, in excess of $10 million.

Piggyback Registration Rights
Certain holders of our common stock are entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
Certain holders of our common stock are be entitled to certain Form S-3 registration rights. These holders can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Preferred Stock
In addition to the Series A Preferred Stock, our board of directors has the authority to issue additional shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors, not to exceed the authorized amount of preferred stock under our amended and restated certificate of incorporation, subject to certain approval rights of holders of our Series A Preferred Stock described above under “—Series A Preferred Stock. Additional shares of preferred stock may have certain rights, preferences, and privileges as designated by our board of directors, including dividend rights, conversion rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of our common stock. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Stockholder Meetings
Our amended and restated certificate of incorporation provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, or president or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent
Our and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our amended and restated certificate of incorporation provides that, subject to the rights of any series of preferred stock to remove directors elected by such series of preferred stock, no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66 2/3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding voting power of our outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “CART.”